Mail Stop 4561

May 1, 2008

Mr. S. Steven Singh
Chief Executive Officer and Chairman of the Board of Directors
Concur Technologies, Inc.
18400 NE Union Hill Road
Redmond, Washington

Re: Concur Technologies, Inc.
       Form 10-K for the Fiscal Year Ended September 30, 2007
       Filed December 14, 2007
       File No. 000-25137

Dear Mr. Singh:

      We have completed our review of legal matters associated with your Form 10-K
and related filings and have no further comments at this time on the specific issues raised.

                  Sincerely,

                  Barbara C. Jacobs
                  Assistant Director